Exhibit 99.3

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)

(Company Registration Number 201501874G)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of VinFast Auto Ltd. (the “Company”) (the “EGM”) will be convened and held by way of electronic means on May 27, 2026 at 9:00 PM (Singapore Time) / 9:00 AM (Eastern Standard Time) and to consider, and if thought fit, to pass, with or without amendments, the following as ordinary resolutions:

SPECIAL BUSINESS

Agenda Item	Proposal
Ordinary Resolution 1	To approve the proposed transfer of all of the Company’s shares in VinFast Trading and Production Joint Stock Company (a company incorporated in Vietnam), and the directors of the Company and each of them be and are hereby severally authorised to complete and to do all acts and things (including, without limitation, approving, modifying and executing all such documents as may be required) as he or she may consider necessary, desirable or expedient for the purposes of or in connection with and to give effect to this Ordinary Resolution

These items of business are more fully described in the proxy statement. You should read the entire proxy statement carefully prior to submitting your vote through electronic communications or (in respect of persons whose names are entered in the register of members of the Company) the Proxy Form in the manner set out therein.

This Notice and the proxy statement are currently available on the website https://www.cstproxy.com/vinfastauto/2026. The proxy statement, together with this Notice are referred to as the “EGM Materials”.

All capitalized terms used in this Notice have the same meaning as set out in the proxy statement, unless the contrary intention appears.

General matters relating to the EGM:

1.	Quorum: The quorum required to transact business at the EGM is for at least two VinFast Shareholders to be present in person at the time when the EGM proceeds to business. A VinFast Shareholder being present in person includes a person attending as a proxy and a corporation being a VinFast Shareholder shall be deemed to be personally present if represented in accordance with the provisions of Section 179(3) of the Companies Act 1967 of Singapore (“Companies Act 1967”) and such corporation’s representative is not otherwise entitled to be present at the meeting as a VinFast Shareholder or proxy or as a corporate representative of another VinFast Shareholder.

2.	Basis of voting: Votes shall be taken on a poll with one vote for each share. In order for Ordinary Resolutions to be passed, more than 50% of the eligible votes cast on the Resolution must be in favor of the Resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favor of the Resolution disregards abstained votes. A person entitled to more than one vote needs not use all his/her/its votes or cast all the votes he/she/it uses in the same way.

3.	Identification of Shareholders of Record and their corporate representatives: Before any person may participate in the EGM, the Chairperson of the EGM must be reasonably satisfied that the right of the person to participate at the EGM has been reasonably verified.

4.	Record Date for Shareholders of Record: VinFast has fixed the close of business (Eastern Standard Time) on May 01, 2026 as the record date for determining whether members of VinFast are entitled to receive printed copies of this Notice and the Proxy Form and to access the EGM Materials.

Participation in the EGM:

5.	EGM to be held by electronic means: The EGM is being convened and will be held by electronic means pursuant to Section 173J of the Companies Act 1967. A VinFast Shareholder will not be able to physically attend the EGM and may vote online or appoint a proxy by submitting their Proxy Form, as further discussed below. A VinFast Shareholder may observe and/or listen to the EGM proceedings via live webcast and live audio feed and may submit questions live or in advance of the EGM, as further discussed below. A shareholder can cast his/her/its votes only.

The Company is arranging for a live webcast and live audio feed of the EGM proceedings (the “Live EGM Webcast” or the “Live EGM Audio Feed”) which will take place on May 27, 2026 at 9:00 PM (Singapore time)/9:00 AM (Eastern Standard Time) in place of a physical EGM. VinFast Shareholders will be able to watch and/or listen to the EGM proceedings through the Live EGM Webcast or the Live Audio Feed, and the Company will not accept any physical attendance by VinFast Shareholders. Any VinFast Shareholder seeking to attend the EGM physically in person will be turned away.

VinFast Shareholders are encouraged to access the virtual meeting website prior to the start time. Online check-in will begin at 8:30 PM (Singapore time) / 8:30 AM (Eastern Standard Time), and VinFast Shareholders should allow ample time to ensure their ability to access the meeting.

6.	Notice and Proxy Card: Printed copies of this Notice and the Proxy Card will be sent to VinFast Shareholders.

7.	Submission of Questions: VinFast Shareholders may submit questions related to the Resolutions prior to the start of the EGM at https://www.cstproxy.com/vinfastauto/2026 or during the EGM by following the instructions provided during the EGM.

8.	Appointment of Proxies: VinFast Shareholders who wish to exercise his/her/its voting rights at the EGM may (whether the member is an individual or a corporate): (a) appoint a proxy(ies) (other than the Chairperson of the Meeting) to vote by poll on his/her/its behalf; or (b) appoint the Chairperson of the Meeting as his/her/its proxy to vote by poll on his/her/its behalf. A proxy need not be a member of the Company. The Chairperson shall decline to accept appointment as proxies for any VinFast Shareholder to vote in respect of any of the Ordinary Resolutions, unless specific instructions have been given in the Proxy Form on how the VinFast Shareholder wishes for his/her/its votes to be cast in respect of the said relevant Ordinary Resolutions.

A member who is not a relevant intermediary (as defined under Section 181 of the Companies Act 1967) is entitled to appoint not more than two proxies to attend and vote at the EGM. Where such member’s instrument appointing a proxy(ies) appoints more than on proxy, the proportion of shareholding concerned to be represented by each proxy shall be specified in the Proxy Form. A proxy representing more than one member shall only count as one member for the purpose of determining the quorum of the EGM. Where a member is represented by more than one proxy, such proxy shall count as only one member for the purpose of determining the quorum of the EGM.

A member who is a relevant intermediary is entitled to appoint more than two proxies to attend and vote at the EGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where such member’s Proxy Form appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the Proxy Form.

If you are a VinFast Shareholder whose name is entered into the register of members of the Company and you want to appoint a proxy to vote on your behalf at the EGM, you must complete and sign the Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than 9.00 p.m. on May 24, 2026 (Singapore time) / 9:00 AM (Eastern Standard Time), being seventy-two hours before the time appointed for the EGM.

9.	Voting: If you wish to submit your vote online, you should access https://www.cstproxy.com/vinfastauto/2026. Whether or not you plan to attend the EGM, we urge you to submit your vote online.

10.	Personal Data Privacy: By participating in the EGM and/or any adjournment thereof, submitting an instrument appointing a proxy to attend, speak, and vote at the EGM and/or any adjournment thereof, or submitting any details of the VinFast Shareholder’s corporate representatives in connection with the EGM, a VinFast Shareholder (a) consents to the collection, use and disclosure of the Shareholder’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration, and analysis by the Company (or its agents or service providers) of proxies appointed for the EGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the EGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, take-over rules, listing rules, regulations and/or guidelines (collectively, the “Purposes”); (b) warrants that where the VinFast Shareholder discloses the personal data of the VinFast Shareholder’s proxy or corporate representative to the Company (or its agents or service providers), the VinFast Shareholder has obtained the prior consent of such proxy or corporate representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy or corporate representative for the Purposes; and (c) agrees that the VinFast Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses, and damages as a result of the VinFast Shareholder’s breach of warranty.

By Order of the Board

Le Thi Thu Thuy

Chairwoman

Date: May 12, 2026